
May 11, 2011

<u>Via U.S. Mail</u>
Joanny Kwok
Chief Executive Officer
Kaibo Foods Co Ltd
c/o L and R Service Company of Nevada, LLC
3993 Howard Hughes Pkwy, Suite 600
Las Vegas, NV 89169

> **Re: Kaibo Foods Co Ltd, formerly known as CFO Consultants, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2011**
> **File No. 333-172331**

Dear Ms. Kwok:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2 from our letter issued April 14, 2011. Please continue to provide updated disclosure with each amendment.

2. Please continue to update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

Our History and Corporate Structure, page 3

3. It is unclear whether your shareholders of record are, or will be, PRC citizens. We note your statement on page 15 that "our shareholders of record are all non PRC citizens." However, we also note the chart on page 4. Please revise your disclosure throughout to

address the company's specific situation, given its 93.7% ownership by PRC citizens. For example, see the risk factors, <u>PRC regulations relating to the establishment of offshore companies by PRC residents may subject our PRC resident shareholders to personal liability</u>… on page 15, and <u>Under the EIT Law, we and/or our HK holding company may be classified as a "resident enterprise" of the PRC</u>… on page 17.

4.   Please revise your filing to include both the corporate structure diagram showing the corporate structure before the issuance of the remaining Exchange Shares in addition to the corporate structure diagram showing the corporate structure after the issuance of the remaining Exchange Shares.

The Offering, page 6

5.   We note your disclosure that you intend to conduct the distribution to the Waibo Shareholders and the holder of the Convertible Note prior to May 31, 2011. In light of the 93.7% ownership of the Waibo Shareholders and the 3.1% ownership of the selling shareholders following the distribution, please revise your disclosure to also indicate the shares that will ultimately be outstanding in addition to the 3,285,007 shares outstanding reflected in this section.

Note 1 – Organization and Business of the Company, page F-8

(b) Recapitalization and Reorganization, page F-8

6.   Please expand your disclosure on page F-9 to clarify the number of shares presented on a pre and post reverse split basis, similar to your disclosure on page 27, and to clarify that the Waibo shareholders held an 87% controlling interest after the October 2010 reverse merger closing date, despite having received only 2,361,716 common shares at that point.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, Staff Attorney, at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

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        Norwood Beveridge, Jr.